UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On or about December 5, 2022, Tiziana Life Sciences LTD (the “Company”) caused copies of the following documents to be mailed to the Company’s shareholders of record:  the Company’s Notice of the 2022 Annual General Meeting of shareholders to be held on December 29, 2022, together with the accompanying Proxy Statement and accompanying Form of Proxy Card.

The documents filed as exhibits to the Form 6-K are incorporated by reference as part of this Form 6-K.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Tiziana Life Sciences LTD Notice of the 2022 Annual General Meeting of Shareholders, Proxy Statement, 2021 Financial Statements and Auditor’s Report and Form of Proxy Card

99.2	News Service Announcement, dated December 6, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: December 6, 2022	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

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